Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

RECEIVED

2007 OCT -2 A 9:41

07027006

19 September 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

SUPPL

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

19 September 2007

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

DIVIDEND REINVESTMENT PLAN

Tabcorp Holdings Limited (***Company***) announces that participants in the Company's Dividend Reinvestment Plan (***DRP***) will be allocated ordinary shares in the Company (***shares***) at a price of $15.15 per share on the dividend payment date, which is 8 October 2007.

In accordance with Tabcorp's DRP Rules, this price represents the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of all Company shares sold in the ordinary course of trading on the Australian Securities Exchange automated trading system from 5 September 2007 to 18 September 2007 inclusively, being the ten trading day period starting on (and including) the second business day after the record date in respect of the final dividend and ending on (and including) the eleventh business day after that record date.

Information relating to the Company's DRP is available on Tabcorp's website under the Investor Centre at **www.tabcorp.com.au**.

END